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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                             REPUBLIC BANCORP, INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   760281 204
                                 (CUSIP Number)


                                  July 23, 1998
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [ ]      Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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(1)      Names of Reporting Persons.............................Teebank Family
                                                           Limited Partnership

         I.R.S. Identification Nos. of
         Above Persons (entities only)............................. 61-1332372

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions)............................................(a) [ ]
                                                                       (b) [ ]

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      CITIZENSHIP OR PLACE OF ORGANIZATION...............................KY

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (5)      Sole Voting Power..............................6,667,596<F1>
         (6)      Shared Voting Power....................................0
         (7)      Sole Dispositive Power.........................6,667,596<F1>
         (8)      Shared Dispositive Power...............................0

(9)      Aggregate Amount Beneficially
         Owned by Each Reporting Person..........................6,667,596<F1>

(10)     Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions).........................................[ ]

(11)     Percent of Class Represented
         by Amount in Row 9                                              42.7%

(12)     Type of Reporting Person (See
         Instructions)................................PN (limited partnership)
---------
         <F1>Includes  763,984   shares  of  Class  B  Common  Stock  (which  is
convertible into Class A Common Stock on a one share for one share basis) held of record by the reporting person. Voting and investment power over the shares held of record by the reporting person is exercised through a Voting Committee consisting of Bernard M. Trager, Steven E. Trager, Scott Trager and Sheldon G. Gilman, as trustee.


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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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ITEM 1(a).  NAME OF ISSUER:

     Republic Bancorp, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     601 West Market Street
     Louisville, Kentucky  40202


ITEM 2(a).  NAME OF PERSON FILING:

     Teebank Family Limited Partnership


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

     7413 Cedar Bluff Court
     Prospect, Kentucky  40059


ITEM 2(c).  CITIZENSHIP:

     Kentucky


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

     Class A Common Stock, no par value per share


ITEM 2(e).  CUSIP NUMBER:

     760281 204


ITEM 3. IF THIS  STATEMENT  IS  FILED  PURSUANT  TO  SECTIONS  240.13d-1(b)   OR
240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ] Broker or Dealer  registered  under  section 15 of the Act
                      (15 U.S.C. 78o).

         (b)      [ ] Bank as defined  in Section  3(a)(6) of the Act (15 U.S.C.
                      78c).

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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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         (c)      [ ]  Insurance  Company as defined in Section  3(a)(19) of the
                       Act (15 U.S.C. 78c).

         (d)      [ ]  Investment  Company  registered  under  Section  8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ]  An  investment   adviser  in  accordance   with  Section
                       240.13d-1(b)(1)(ii)(E).

         (f)      [ ]  An employee  benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

         (g)      [ ]  A parent  holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

         (h)      [ ]  A savings  association  as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)      [ ]  A church plan that is excluded from the  definition of an
                       investment   company   under   Section   3(c)(14)  of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)      [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box. [ ]


ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

         (a) Amount Beneficially Owned: Teebank Family Limited Partnership is the beneficial owner of 6,667,596 shares of Class A Common Stock of Republic Bancorp, Inc.<F1>

         (b) Percent of Class: Teebank Family Limited Partnership is the beneficial owner of 42.7% of the Class A Common Stock of Republic Bancorp, Inc.


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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote

                      6,667,596<F1>


                 (ii) Shared power to vote or to direct the vote

                      0


                (iii) Sole power to dispose or to direct the disposition of

                      6,667,596<F1>


                 (iv) Shared power to dispose or to direct the disposition of

                      0

Instruction.          For  computations  regarding  securities  which  represent
                      a right  to   acquire  an  underlying security see Section
                      240.13d-3(d)(1).

------------
         <F1>Includes  763,984   shares  of  Class  B  Common  Stock  (which  is
convertible into Class A Common Stock on a one share for one share basis) held of record by the reporting person. Voting and investment power over the shares held of record by the reporting person is exercised through a Voting Committee consisting of Bernard M. Trager, Steven E. Trager, Scott Trager and Sheldon G. Gilman, as trustee.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Voting and investment power over shares of Class A Common Stock and Class B Common Stock held of record by the reporting person is exercised through a voting committee consisting of Bernard M. Trager, Steven E. Trager, Scott Trager and Sheldon G. Gilman, as trustee (each a beneficial owner of more than five percent of the class), and such individuals may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities. In addition, Bernard M. Trager, Steven E. Trager, Scott Trager and Sheldon G. Gilman as trustee, among others, are limited partners of the reporting person, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer's securities upon distribution of assets from the reporting person.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY.

         If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable.



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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         If   a    group  has  filed   this   Schedule   pursuant   to   Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.


ITEM 10. CERTIFICATION.

         Not applicable.


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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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                                   SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Teebank Family Limited Partnership



February 10, 1999                      By: /S/ STEVEN E. TRAGER
                                       --------------------------------
                                       Steven E. Trager, General Partner





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